NORTHSTAR VARIABLE ANNUITY

AN INDIVIDUAL DEFERRED VARIABLE/FIXED ANNUITY CONTRACT
issued by
ReliaStar Life Insurance Company
and its
Northstar Variable Account

Supplement Dated August 22, 2008

This supplement updates and amends certain information contained in your prospectus dated August 8, 1997. Please read it carefully and keep it with your prospectus for future reference.

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IMPORTANT INFORMATION REGARDING AN
UPCOMING FUND MERGER

ING VP High Yield Bond Portfolio. On April 28, 2008, the ING VP High Yield Bond Portfolio was closed to new investors and to new investments by existing investors. Until September 8, 2008, Contract owners who have Contract Value allocated to the Sub-Account that invests in the ING VP High Yield Bond Portfolio may leave their Contract Value in that Sub-Account but future allocations and transfers into that Sub-Account will be prohibited.

Effective September 8, 2008, the ING VP High Yield Bond Portfolio will merge into and become part of the ING Pioneer High Yield Portfolio. Because of this merger your investment in the ING VP High Yield Bond Portfolio will automatically become an investment in the ING Pioneer High Yield Portfolio with an equal total net asset value. Unless you provide us with alternative allocation instructions, all future premiums received that would have been allocated to the Sub-Account corresponding to the ING VP High Yield Bond Portfolio will be automatically allocated to the ING Pioneer High Yield Portfolio. You may give us alternative allocation instructions by contacting our ING Customer Service Center at P.O. Box 5050, Minot, ND 58702-5050, 1-877-884-5050. Because of this merger, effective September 8, 2008, the ING Pioneer High Yield Portfolio (Class I) will be added to your contract as an available investment option.

You will not incur any fees or charges or any tax liability because of this merger, and your Contract Value immediately before the merger will equal your Contract Value immediately after the merger.

There will be no further disclosure regarding the ING VP High Yield Bond Portfolio in future supplements to the prospectus.

INFORMATION ABOUT THE INVESTMENT FUNDS AVAILABLE THROUGH THE VARIABLE ACCOUNT

Effective September 8, 2008, Sub-Accounts which invest in the following Investment Funds are available through the Variable Account:

- Fidelity® VIP Index 500 Portfolio (Initial Class)
- Fidelity® VIP Money Market Portfolio (Initial Class)
- ING VP Index Plus International Equity Portfolio (Class S)
- ING Pioneer High Yield Portfolio (Class I)
- ING VP Balanced Portfolio (Class I)
- ING VP Growth and Income Portfolio (Class I)
- ING VP International Value Portfolio (Class I)
- ING VP MidCap Opportunities Portfolio (Class I)
- ING VP SmallCap Opportunities Portfolio (Class I)

Fund Investment Advisers and Investment Objectives. The following chart lists the investment advisers and subadvisers and information regarding the investment objectives of the Investment Funds available through the Variable Account. More detailed information about these Investment Funds can be found in the current prospectus and Statement of Additional Information for each Investment Fund.

There is no assurance that the stated objectives and policies of any of the Investment Funds will be achieved. Shares of the Investment Funds will rise and fall in value and you could lose money by investing in the Investment Funds. Shares of the Investment Funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all Investment Funds are diversified, as defined under the 1940 Act.

Investment Fund Name	Investment Adviser/ Subadviser	Investment Objective
Fidelity® VIP Index 500 Portfolio (Initial Class)	Investment Adviser: Fidelity Management & Research Company Subadvisers: Geode Capital Management, LLC (Geode^SM); FMR Co., Inc.	Seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the S&P 500®.
Fidelity® VIP Money Market Portfolio (Initial Class)	Investment Adviser: Fidelity Management & Research Company Subadvisers: Fidelity Investment Money Management, Inc.; Fidelity Research & Analysis Company; Fidelity International Investment Advisors; Fidelity International Investment Advisors (U.K.) Limited	Seeks as high a level of current income as is consistent with preservation of capital and liquidity.

Investment Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING VP Index Plus International Equity Portfolio (Class S)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Advisors, B. V.	Seeks to outperform the total return performance of the Morgan Stanley Capital International Europe Australasia and Far East® Index ("MSCI EAFE® Index"), while maintaining a market level of risk.
ING Pioneer High Yield Portfolio (Initial Class)	Investment Adviser: Directed Services LLC Subadviser: Pioneer Investment Management, Inc.	Seeks to maximize total return through income and capital appreciation.
ING VP Balanced Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks to maximize investment return, consistent with reasonable safety of principal, by investing in a diversified portfolio of one or more of the following asset classes: stocks, bonds and cash equivalents, based on the judgment of the portfolio's management, of which of those sectors or mix thereof offers the best investment prospects.
ING VP Growth and Income Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stock.
ING VP International Value Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks long-term capital appreciation.
ING VP MidCap Opportunities Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks long-term capital appreciation.
ING VP SmallCap Opportunities Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks long-term capital appreciation.

MORE INFORMATION IS AVAILABLE

More information about the Investment Funds available through your Contract, including information about the risks associated with investing in these Investment Funds, can be found in the current prospectus and Statement of Additional Information for that Investment Fund. You may obtain these documents by contacting us at our:

ING Customer Service Center
P.O. Box 5050
Minot, ND 58702-5050
1-877-884-5050